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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                            IBS INTERACTIVE, INC.
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                                (Name of Issuer)

                    Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                 44923 E-10-1
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                                 (CUSIP Number)

                                 David Wohabe
                              Wohabe Law Offices
                               375 Park Avenue
                           New York, New York 10152
                                (212) 838-7380
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                 (Name , Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                April 7, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 44923 E-10-1

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               TeKBanC.com Limited

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]  (b)  [ ]

3       SEC USE ONLY:

4       SOURCE OF FUNDS:                       WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)      [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION:

               British Virgin Islands

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7              SOLE VOTING POWER            454,545


8              SHARED VOTING POWER             0


9              SOLE DISPOSITIVE POWER       454,545


10             SHARED DISPOSITIVE POWER        0


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               454,545

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES* [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   6.8%

14      TYPE OF REPORTING PERSON*:   HC



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13D

Item 1. Security and Issuer:

This statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock"), of IBS Interactive, Inc., a Delaware corporation ("Interactive"). The principal executive offices of Interactive are located at 2 Ridgedale Avenue, Suite 350, Cedar Knolls, N.J. 07927.

Item 2. Identity and Background:

This statement is filed by TeKBanC.com Limited ("TeKBanC") a corporation organized under the laws of the British Virgin Islands. Its principal business is acting as an investment holding company. The address of its principal office is c/o KFAED Investment Department, P.O. Box 2921, Safat 13103, Kuwait.

During the last five years, TeKBanC (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds for the acquisition of 454,545 shares of Common Stock is the working capital of TeKBanC. No borrowed funds were used in making such acquisition.

Item 4. Purpose of Transaction.

The purpose of the transaction is investment. TeKBanC has entered into a contract with Interactive to purchase additional Interactive equity securities (the "Investment") in the form of units each consisting of: (i) 10,000 shares of Interactive Common Stock and (ii) three year warrants to purchase a total of 2,500 shares of Interactive Common Stock. The Investment will be made in a private transaction pursuant to applicable securities laws by August 1, 2000 upon the meeting of certain conditions. In connection with TeKBanC's acquisition of securities of Interactive as reported herein, Interactive elected or caused the election of a designee of TeKBanC to the board of directors of Interactive. Except for the foregoing, TeKBanC currently has no plans or proposals which relate to or would result in any of the actions indicated at Item 4(a) - (j) of the Instructions for Complying with Schedule 13D.

Item 5. Interest in Securities of the Issuer.

As of the date of this statement, TeKBanC beneficially owns 454,545 shares of Interactive Common Stock, representing approximately 6.8% of the outstanding shares of Interactive Common Stock, and TeKBanC has an agreement to make the Investment. There are 454,545 shares of Common Stock as to which TeKBanC has sole power to vote or direct the vote thereof or to dispose or direct the disposition thereof. There are no shares of Common Stock as to which TeKBanC has shared power to vote or to direct the vote thereof or shared power to dispose or to direct the disposition thereof.

Other than the transactions reported herein, TeKBanC has not effected any transactions in the class of securities reported on. No person other than TeKBanC is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by TeKBanC.
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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        Securities of the Issuer

TeKBanC.com Limited has entered into a contract with Interactive to purchase additional Interactive equity securities (the "Investment") in the form of units each consisting of: (i) 10,000 shares of Interactive Common Stock and (ii) three year warrants to purchase a total of 2,500 shares of Interactive Common Stock. The Investment will be made in a private transaction pursuant to applicable securities laws by August 1, 2000 upon the meeting of certain conditions.

Item 7. Material to Be filed as Exhibits

Not applicable.

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        TeKBanC.com Limited

Date: April 14, 2000                   By: /s/       AHMED AL-KHALED
                                           -------------------------------------
                                              Name:  Ahmed Al-Khaled
                                              Title: Director
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                                     ANNEX A

                 Information Regarding Executive Officers and/or
                        Directors of TeKBanC.com Limited
                          Under General Instruction C.

================================================================================

Item 2. Identity and Background

         Name of Each:     Ahmed Al-Omani
                           Manaf Al-Hajeri
                           Fadhel Al-Oun
                           Ghanem Al-Ghenaiman
                           Ahmed Al-Khaled
                           Imad Al Naqib

         Business address of each of the above persons:

                           Kuwait Fund for Arab Economic Development ("KFAED") P.O. Box 2921
                           Safat 13030, Kuwait

         Present principal occupation of each of the above persons:

                  Employees of the Investment Department of KFAED, conducting such activities principally from Safat, Kuwait

         During the last five years none of such persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violations with respect to such laws.

         Citizenship of each such persons: Kuwaiti

Item 3. Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4. Purpose of Transaction.

         Not applicable.

Item 5. Interest in Securities of the Issuer.

         Except for Mr. Ahmed Al-Khaled, none of such persons beneficially owns any securities of the issuer. Mr. Ahmed Al-Khaled has been issued a warrant to purchase 60,000 shares of Common Stock of Interactive.
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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        Securities of the Issuer

         Except for Mr. Ahmed Al-Khaled, none of such persons has any contract, arrangement, understanding or relationship with respect to securities of Interactive. Mr. Ahmed Al-Khaled has been issued a warrant to purchase 60,000 shares of Common Stock of Interactive.
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                                     ANNEX B

                              Information Regarding
                    Kuwait Fund for Arab Economic Development
                          Under General Instruction C.

================================================================================

Item 2. Identity and Background

         The Kuwait Fund for Arab Economic Development is an agency of the Government of Kuwait conducting investment and economic development activities. The address of its principal business and office is P.O. Box 2921, Safat 13103, Kuwait.

         During the last five years the Kuwait Fund for Arab Economic Development (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4. Purpose of Transaction.

         Not applicable.

Item 5. Interest in Securities of the Issuer.

         No Interest in securities of the issuer other than as a corporate beneficial owner.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.
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                                     ANNEX C

                 Information Regarding Corporate Officers and/or
             Directors of Kuwait Fund for Arab Economic Development
                          Under General Instruction C.

================================================================================

Item 2. Identity and Background

         The Kuwait Fund for Arab Economic Development is an agency of the Government of Kuwait and as such does not have any officers or directors.

Item 3. Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4. Purpose of Transaction.

         Not applicable.

Item 5. Interest in Securities of the Issuer.

         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable.